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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst Capital Group I, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 West 57th Street, Suite 101
(No. and Street)

Sioux Falls	South Dakota	57108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd Ernst (605)271-7172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goracke & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

12110 Port Grace Blvd, Suite 200	LaVista	Nebraska	68128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dave S. Crider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst Capital Group I, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public


GENERAL NOTARY-State of Nebraska
ROXY ANN JOHNSEN
My Comm. Exp. July 23, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Loss	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–7
Supplementary Schedules:	
Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1	8
Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report	9
Statement on Exemption under SEC Rule 15c3-3:	
Information Relating to Possession or Control Requirements	10
Computation of Reserve Requirements	11
Independent Auditors' Report on Internal Control	12–13
Independent Accountants' Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation	14-15



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ernst Capital Group I, Inc.
Sioux Falls, South Dakota

We have audited the accompanying Statement of Financial Condition of Ernst Capital Group I, Inc., a South Dakota Corporation, as of December 31, 2009, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst Capital Group I, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8-11 is presented for the purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goracke & Associates, P.C.

Omaha, Nebraska
January 30, 2010

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

ERNST CAPITAL GROUP I, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

CURRENT ASSETS	
Cash	32,516
CRD - Escrow	569
Savings - Escrow	100
Total Current Assets	33,185
TOTAL ASSETS	$ 33,185

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 230
Sales tax payable	405
Accrued expenses	3,150
Total current liabilities	3,785
STOCKHOLDER'S EQUITY	
Common stock; $1 par value; 100,000 shares authorized and 1,000 shares issued and outstanding	1,000
Paid-In Capital	44,950
Accumulated deficit	(16,550)
Total stockholder's equity	29,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 33,185

See notes to financial statements.

ERNST CAPITAL GROUP I, INC.
Statement of Loss
Year Ended December 31, 2009

Revenues	
Consulting	$ 6,750
Interest income	4
Total Revenues	6,754
Expenses	
Marketing	318
Automobile	104
Education	195
Licenses and permits	341
Office	106
Professional fees	17,236
Regulatory fees	3,825
Rent	500
Telephone	538
Travel	141
Total Expenses	23,304
Net Loss	$ (16,550)

See notes to financial statements.

ERNST CAPITAL GROUP I, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Stockholder's Equity
December 31, 2008	-	$ -	$ -	$ -	$ -
Contibuted capital	1,000	1,000	44,950	-	45,950
Net Loss	-	-	-	(16,550)	(16,550)
December 31, 2009	1,000	$ 1,000	$ 44,950	$ (16,550)	$ 29,400

See notes to financial statements.

ERNST CAPTIAL GROUP I, INC.
Statement of Cash Flows
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (16,550)
Adjustments to reconcile net loss to net cash used for operating activities:	
Increase in accounts payable	230
Increase in sales tax payable	405
Increase in accrued expenses	3,150
Net cash used for operating activites	$ (12,765)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	$ 45,950
NET INCREASE IN CASH AND CASH EQUIVALENTS	33,185
Cash and Cash Equivalents, Beginning of the Year	-
Cash and Cash Equivalents, End of the Year	$ 33,185
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See notes to financial statements.

ERNST CAPITAL GROUP I, INC.
Notes to Financial Statements

Note A – Organization and Business

Ernst Capital Group I, Inc. is a South Dakota corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interest for a limited liability corporation in which the Company's stockholder is a partner or manager.

Note B – Summary of Significant Accounting Policies

This summary of significant accounting policies of Ernst Capital Group I, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Basis of Accounting

The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2009.

Income Taxes

The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholder who reports it on their personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Note C – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 and is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2009, the Company had net capital of $28,731, which was $23,731 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1, at December 31, 2009.

Note D – Related Party Transactions

The company rents office space from Ernst Capital Group, LLC that is affiliated with the shareholder through common ownership. Total rent paid to that entity was $500 during the year ended December 31, 2009. See Note G for future minimum rental commitments.

The company rents computer networking and telecommunication services from Ernst Capital Group, LLC that is affiliated with the shareholder through common ownership. The rental agreement is for one year. Total rent paid to that entity was $212 during the year ended December 31, 2009.

Note E – Concentrations

100% of revenues were generated from DFT, LLC for the year ended December 31, 2009.

Note F – Restricted Cash

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies. The Savings – Escrow account contains funds used to open an account to hold client funds.

Note G – Commitments

The company leases its facility from a related party as discussed in Note D. The lease agreement is on a year-to-year basis. Future minimum rental commitments under this non-cancelable lease are as follows as of December 31, 2009:

For Year Ending December 31:	
2010	3,000

ACCOMPANYING INFORMATION

ERNST CAPITAL GROUP I, INC.
Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2009

Aggregate Indebtedness:		
Total Liabilities		$ 3,785
Total Aggregate Indebtedness		3,785
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	44,950	
Accumulated deficit	(16,550)	29,400
Deduct Nonallowable Assets:		669
Net Capital		$ 28,731
Capital Requirements:		
Minimum dollar requirements		$ 252
Net Capital exceeding requirements		28,479
Net Capital		$ 28,731
Percentage of Aggregate Indebtedness to Net Capital		13.17%

See notes to financial statements.

ERNST CAPITAL GROUP I, INC.
Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report
December 31, 2009

Aggregate indebtedness per audit report	$	3,785
Aggregate indebtedness per FOCUS report		3,785
Difference	$	-
Net capital per audit	$	28,731
Net capital per FOCUS report		28,731
Difference	$	-

See notes to financial statements.

ERNST CAPTIAL GROUP I, INC.
Information Relating to Possession or Control Requirements
December 31, 2009

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph B.(k)(2)(i).

ERNST CAPITAL GROUP I, INC.
Computation of Reserve Requirement
December 31, 2009

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph B.(k)(2)(i).



GORACKE & ASSOCIATES, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Ernst Capital Group I, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements of Ernst Capital Group I, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
January 30, 2010



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Ernst Capital Group I, Inc.
Sioux Falls, South Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Ernst Capital Group I, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Ernst Capital Group I, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Ernst Capital Group I, Inc.'s management is responsible for the Ernst Capital Group I, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
January 30, 2010

ERNST CAPITAL GROUP I, INC.

FINANCIAL STATEMENTS

December 31, 2009



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants